

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2018

Liron Carmel
Chief Executive Officer
CANNAPOWDER, INC.
20 Raoul Wallenberg St.
Tel Aviv, Isreal

Re: CANNAPOWDER, INC.
Amendment No. 4 to Registration Statement on Form 10
Filed August 30, 2018
File No. 000-26027

Dear Mr. Carmel:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

<u>Amendment No. 4 to Registration Statement on Form 10 filed Augist 30, 2018</u>

<u>Government Regulation - United States, page 10</u>

1. We note your response to comment three and your disclosure indicating that FDA approval requires preclinical development, filing an IND, phase I, phase II, phase III trials and submission of an NDA. Please expand your disclosure to explain the purpose of each of these and what you must demonstrate to the FDA.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Sharon Blume at 202-551-3474
if you have questions regarding comments on the financial statements and related matters. Please
contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Rich Rubin